AEM SPA

02 AUG 29 AM 11:25

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/450/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

August 26, 2002

02049687

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued on August 7, regarding the transfer to Aem S.p.A. of the electricity distribution network of the municipalities of Milano and Rozzano.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

dlw 9/5

Encl.

5968127 - 2.99

Enel

AEM SPA

FILE NO. 82-4911

Comunicato Stampa

TRANSFER OF DISTRIBUTION NETWORK FROM ENEL TO AEM MILANO

Rome/Milan, August 7, 2002 – Enel and AEM Milano, following a number of recent meetings, intend to set in motion the necessary procedures for the transfer to the latter of the electricity distribution network of the municipalities of Milan and Rozzano (circa 385,000 clients with 4,500 kilometres of medium and low tension power lines).

The transfer will take place under the conditions established on March 31, 2001, by the Committee of Arbiters - nominated in accordance with the Bersani Decree - which had identified the value of that branch of the company at 423.5 million euros, notwithstanding the continuation of legal action before Milan judicial authorities, Enel having challenged the determination of the Committee of Arbiters in regard to the value of the branch of the company in question.

Enel SpA

Media Relations

Tel.: +39-06-8509.5699
Fax: +39-06-8509.3771
e-mail: ufficiostampa@enel.it

AEM SpA

Press Office

Tel.: +39-02-7720.3452
Fax: +39-02-7720.3894
e-mail: biagio.longo@aem.it